UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      Prestige Jewelry, Inc.
---------------------------------------------------------------------
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0441287
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(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization)                Number)


   11469 Olive Boulevard #262
      St. Louis, Missouri                      63141
---------------------------------------------------------------------
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (314) 432-3772


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered



---------------------------------------------------------------------


---------------------------------------------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,832,467 issued and outstanding as of March 22, 2001.

                         TABLE OF CONTENTS

                                                              Page
Part I---------------------------------------------------------  3

     Item 1. Description of Business---------------------------  3

     Item 2. Management's Discussion and Analysis and Plan of--  6
             Operation

     Item 3. Description of Property---------------------------  8

     Item 4. Security Ownership ofManagement-------------------  8

     Item 5. Directors and Executive Officers------------------  8

     Item 6. Executive Compensation----------------------------  9

     Item 7. Certain Relationships and Related Transactions----  10

     Item 8. Description of Securities-------------------------  10

Part II--------------------------------------------------------  11

     Item 1. Market for Common Equity and Related Stockholder--  11
             Matters

     Item 2. Legal Proceedings---------------------------------  11

     Item 3. Changes in and Disagreements with Accountants-----  11
      .
     Item 4. Recent Sales of Unregistered Securities-----------  11
       ..................
     Item 5. Indemnification of Directors and Officers---------  13

Part F/S-------------------------------------------------------  14

     Item 1. Financial Statements-----------------------------  F-15

Part III-------------------------------------------------------  26

     Item 1. Index to Exhibits---------------------------------  26

                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to attract and integrate management, technical information and management information systems;

  2. Our ability to generate customer interest and demand for our products and services;

  3. Our ability to remain abreast of trends in the jewelry and precious collectibles industry;

  4.  The intensity of competition and pricing pressures; and

  5.  General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                              Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTCBB.

Item 1.  Description of Business

A.   Business Development and Summary

  We were formed as a Nevada Corporation on July 13, 1999 under the name Prestige Jewelry, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily to establish a fully reporting status with the SEC. A fully reporting status is a necessary step to have our stock listed on the OTCBB. For that purpose, we will continue to voluntarily file all reports and forms as required by existing legislation and SEC rules. Presently, we have no market maker, nor have we discussed with any market maker or registered broker any aspect of our operations.

  We are a development stage company. Our principal business objective is to provide jewelry information and purchasing services to assist customers find quality jewelry at reasonable prices. We operate a web site, at www.prestigejewelry.net, where visitors are able to view a listing of the types of products we will offer.

  On February 20, 2001, we entered into an Internet marketing agreement with Janeva Corporation, a Nevada corporation. According to the agreement, Janeva will provide the following services to us for the next 12 months.

  1.   Develop our front page and supporting pages on our web site,

  2.   Establish transaction processing functions,

  3. Create a database of products that will be offered on our site,

  4. Develop and implement our Internet marketing and advertising initiatives and

  5.   Maintain our website and marketing components.

In exchange for these services, we will pay Janeva $300 in cash and 50,000 shares of our common stock, par value $0.001, issued at a price of $0.05 per share.

  We have a limited operating history and must be considered to be in the development stage. We have not generated any revenues, and have incurred operating losses related to the development of our retail jewelry operations. Our ability to realize revenues depends on our ability to establish, and subsequently market, our services. If we are unable to generate revenues, our prospects will be diminished.

B.   Business of Issuer

  (1)  Principal products and services and principal markets

  We have an Internet site that will serve as the base of our retail operations. The web site roughly outlines the product lines that we will offer consumers. We will market the following products:

  1.   Rings,

  2.   Bracelets,

  3.   Necklaces,

  4.   Earrings

  5.   Collectible coins and

  6.   Precious gemstones.

  Consumers purchase jewelry using discretionary income, which is affected by economic trends. Our success depends upon factors relating to discretionary consumer spending, including:

  1. Economic conditions affecting disposable consumer income such as employment, wages and salaries,

  2.   Business conditions,

  3.   Interest rates,

  4.   The availability of credit and

  5.   Tax rates.

  If consumer spending experiences a prolonged decline, we expect our financial position to be adversely affected.

  (2)  Distribution methods for our products and services

  Our web site serves a dual purpose:

  1.   To market our products and services and

  2.   As a method to generate sales.

  Marketing

  We have established our Internet presence at www.prestigejewelry.net. We seek to use the Internet to generate brand awareness and recognition. The web site provides an overview of our expected product lines. We entered into an Internet marketing agreement to develop our web content and to market our site to Internet users. Our web site will provide information regarding our company and industry to educate consumers about ongoing trends and developments. In addition, we will display detailed information about our product offerings to assist consumers in making educated purchasing decisions.

  E-Commerce

  Our web site will be designed to process purchases over the Internet. We have neither implemented this capacity nor begun to generate revenues. Janeva is in the process of enabling our web site for e-commerce. They will develop a database to record our potential inventory, as well as implement a search function for customers to search for a product they wish to purchase from us. We expect our web site to be our sole source of revenues, once fully operational. Our goal is to provide the ability for consumers to purchase products that they research on our site.

  (3)  Status of any announced new product or service

  We have entered into an agreement to develop our Internet operations and capabilities. Although our web site is not fully functional, we expect it to be within the next three to six months.

  (4)  Industry background

  The market for jewelry and collectible metals and gemstones includes a broad selection of product categories. This market includes watches, rings, precious gems, bracelets and earrings. We believe that the traditional retailers for jewelry and collectibles in the United States can be grouped as follows:

  1. High-end department stores that offer a limited selection of mid-range to high-end jewelry products,

  2. National department stores that tend to carry broad selections of low-end to mid-range jewelry from brands that are complementary to the stores' other offerings,

  3. Specialty stores that carry a broad selection of specific product categories and

  4. Boutiques that generally carry a selection of the latest trends or most sought-after collectibles.

  In the normal course of business, we will evaluate our current markets to identify any growing markets where we believe we could compete or any markets that are no longer economically attractive. This periodic review will determine our decision to enter or exit certain markets or product categories.

  (8) Regulation

  We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide personal information regarding our users to third parties.

  (9)  Effect of existing or probable government regulations

  The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws that may impose additional burdens on us.

  In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. For instance, we may need to spend time and money revising the process by which we fulfill customer orders to ensure that each shipment complies with applicable laws. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

  (12)  Employees

  We presently have two full-time and no part-time employees. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good. We do not have a stock option or employee benefit plan. However, we intend to develop these programs once our revenues and cash flow stabilize to allow us to maintain such a program.

Item 2.  Management's Plan of Operation

Forward Looking Statements

   When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

(1) We are in the development stage. We have not generated any revenues and have devoted our efforts primarily to developing our web site, implementing our business strategy and raising working capital through equity financing. Our revenues will be primarily dependent upon our ability to market and distribute jewelry and collectible coins and gemstones. Our priorities for the next 12 months of operations are:

  1.   Complete development of our web site,

  2.   Develop our supply chain to obtain goods to sell and

  3. Market and advertise our products and services to attract customers to begin generating sales.

  We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition.

(2) The following is a summary of our results of operations for the period July 13, 2000, the date we were formed, through December 31, 2000.

                                         July 13, 2000(inception)
                                        through December 31, 2000
                                        -------------------------

      Revenues                                  $        -0-
      Cost of Goods Sold                                 -0-
                                                ----------------
      Gross Profit                              $        -0-

      Expenses                                      (47,054)
                                                ----------------
      Net Income (Loss)                         $   (47,054)
                                                ================

  To fund ongoing fiscal 2001 operations, we will need to begin to generate revenues to fund our operations and provide for our working capital needs. If we are unable to generate sufficient revenues, we may need to obtain additional funding through a public or private offering of equity or debt. In the meantime, our officers and directors plan to advance funds to us on an as-needed basis, although there is no definitive or legally binding agreement to do so. We have no arrangements or agreements to obtain funding, and we cannot assure you that such financing will be available on reasonable terms, if at all. We may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history, on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our products or if we require more capital than we currently have; and

  3.   We may experience difficulty in managing growth.

Item 3.  Description of Property

A.   Description of Property

  Our corporate offices are located at 11469 Olive Boulevard #262, St. Louis, Missouri 63141. This approximately 350 square foot office space is provided by our officers at no charge to us. We do not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of March 22, 2001, certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our director and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                               Shares
                             Beneficially      Percentage of Shares
     Name and Address           Owned              Outstanding
     -----------------       ------------     ----------------------
  Joseph M. Dzierwa            2,000,000             34.29%
  11469 Olive Blvd. #262
  St. Louis, Missouri 63141

  Pamela J. Dzierwa            2,000,000             34.29%
  11469 Olive Blvd. #262
  St. Louis, Missouri 63141
--------------------------------------------------------------------
  Total ownership by our       4,000,000             68.58%
  officers and directors
  (two individuals)

B.   Persons Sharing Ownership of Control of Shares

  No person other than Mr. Joseph M. Dzierwa and Mrs. Pamela J.
Dzierwa owns or shares the power to vote 5% or more of our securities.

Item 5.  Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

      Name           Age           Position              Appointed
 ----------------   -----       -------------           ----------
 Joseph M.Dzierwa    43   President,CEO & Director       July 16,1999

 Pamela J.Dzierwa    44   Secretary,Treasurer & Director July 16,1999

B.   Work Experience

  Joseph M. Dzierwa, President and Director - Mr. Dzierwa has been in the jewelry industry for over 25 years. Beginning in 1974, he entered an apprenticeship with Kinsley and Sons, Inc. in St. Louis, Missouri, as a journey jeweler and diamond setter. After 10 years of service, Mr. Dzierwa accepted a managerial and buyer position with Metro '70, Inc., a jewelry retailer, from 1984 through 1985. From 1985 until 1992, Mr. Dzierwa was employed as a journey jeweler and diamond setter for Kinsley and Sons, Inc. and Glenn Betz and Associates, Inc. In 1992, Mr. Dzierwa became President of Pamjoz, Inc., where he currently performs as a journeyman jeweler and diamond setter.

  Pamela J. Dzierwa, Secretary, Treasurer and Director - With over 15 years of experience in the retail jewelry industry, Mrs. Pamela Dzierwa currently serves as the Secretary and Treasurer of Pamjos, Inc., since 1992. Her responsibilities include performing general office work, maintaining inventory control procedures and tracking accounts payable and accounts receivable. Prior to being employed at Pamjos, Mrs. Dzierwa was working at Metro '70, Inc. Duties there included general office responsibilities, performing purchasing duties, managing the company's books and accounting records and controlled inventory.

C.   Relationships

  Mr. and Mrs. Dzierwa are married.

Item 6.   Executive Compensation

Remuneration of Directors and Executive Officers

  We do not currently have employment agreements with our executive officers but we expect to sign employment agreements with each in the next approximately six months. All executive officers prior to March 22, 2001, did not draw a formal salary or informal compensation from us. Our executive officers have agreed to defer receiving salaries until we begin generating positive cash flow for a minimum of two consecutive quarters of operations. We do not currently have an employee stock option plan.

                Capacities in which Remuneration
   Name                      was Recorded          AnnualCompensation
------------     ------------------------------     ------------------
Joseph M.Dzierwa     President,CEO & Director             $32,000

Pamela J.Dzierwa     Secretary,Treasurer Director         $24,000

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from July 13, 1999 to March 22, 2001, for service provided as a director.

Item 7.   Certain Relationships and Related Transactions

  There are no related party transactions.

Item 8.   Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value per share of $0.001. As of March 22, 2001, we had 5,832,467 shares of common stock outstanding. The following summary about certain provisions of our common stock is not complete and is subject to the provisions of our articles of incorporation and by-laws.

Common Stock

  As a holder of our common stock:

     1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

     2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

     3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

     4. You are entitled to one vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

     5.   Your shares are fully paid and non-assessable.

  Additionally, there is no cumulative voting for the election of directors.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to us. Section 78.438 if the Nevada Law prohibits us from merging with or selling Prestige Jewelry, Inc. or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholders for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held shares for more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in our control.

                              Part II

Item 1.   Market for Common Equity and Related Stockholder
Matters

A.    Market Information

  There is no market for our common equity.

B.    Holders

  As of March 22, 2001, we had approximately 82 stockholders of record.

E.     Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey at Pacific Stock Transfer Company, 5844 S. Pecos
Road, Suite D, Las Vegas, Nevada 89120.

Item 2.   Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.   Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.   Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On July 16, 1999, our Board of Directors convenes and agreed to issue 4,000,000 shares of our common stock with par value of $0.001 per share to two founding individuals. The shares were issued for cash totaling $4,000. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  On October 16, 1999, we initiated a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. This offering was conducted on a best efforts basis and was not underwritten. We sold 1,272,467 shares of common stock, par value, at a price of $0.05 per share to approximately 72 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $53,445 in cash and $10,178.35 in services rendered. Listed below are the requirements set forth under Regulation D, Rule 504 and the facts, which support the availability of Rule 504 to this offering:

     Exemption

  Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

  1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

  2.   An investment company; or

  3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

  At the time of the offering, we were not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Further, we have never been considered to be an investment company. In addition, we have continuously pursued our specific business plan of developing and manufacturing miscellaneous chemical products.

  Conditions to be met

  General Conditions - To qualify for exemption under this Rule
504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

  1. In one or more states that provide for the registration of the securities that require the filing and delivery to investors of a prospectus before sale, and are made in accordance with those state provisions;

  2. In one or more states that have no provision for the registration of the securities or the filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers; or

  3. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

  On October 4, 1999, we were issued a notice of effectiveness by the State of Nevada, in response to our application for registration by qualification in that state. The application for registration by qualification was filed in accordance with the provisions of NRS 90.490, which requires the public filing and delivery to investors of a disclosure document before sale. The entire offering was conducted exclusively in the State of Nevada.

  Proceeds of the Offering - The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

  The aggregate offering price was $75,000, of which $63,623.35 was sold.

  During December 2000, we initiated a private placement of shares of common stock in accordance with Regulation D, Rule 505 of the Securities Act of 1933, as amended. This offering was conducted on a best efforts basis and was not underwritten. We sold 560,000 shares of common stock, par value, at a price of $0.10 per share to approximately 8 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $56,000 in cash.

Item 5.   Indemnification of Directors and Officers

  Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

                             Part F/S

Item 1.   Financial Statements

The following documents are filed as part of this report:

a)   Prestige Jewelry, Inc.                            Page

     G. Brad Beckstead, CPA                            F-17

     Balance Sheet                                     F-18

     Statement of Operations                           F-19

     Statement of Stockholders' Equity                 F-20

     Statement of Cash Flows                           F-21

     Footnotes                                         F-22

                      Prestige Jewelry, Inc.
                   (A Development Stage Company)

                          Balance Sheets
                               as of
                    December 31, 2000 and 1999

                                and

                       Statements of Income,
                     Stockholders' Equity, and
                            Cash Flows
                       for the years ending
                    December 31, 2000 and 1999
                        and for the period
                 July 13, 1999 (Date of Inception)
                              through
                         December 31, 2000

                         TABLE OF CONTENTS
                        -------------------



                                                             PAGE
                                                            ------

Independent Auditor's Report                                   1

Balance Sheet                                                  2

Income Statement                                               3

Statement of Stockholders' Equity                              4

Statement of Cash Flows                                        5

Footnotes                                                      6

G. BRAD BECKSTEAD
------------------
Certified Public Accountant
                                                330 E. Warm Springs
                                                Las Vegas, NV 89119
                                                       702.528.1984
                                                425.928.2877 (efax)

                   INDEPENDENT AUDITOR'S REPORT


March 15, 2001

Board of Directors
Prestige Jewelry, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Prestige Jewelry, Inc. (the "Company") (A Development Stage Company), as of December 31, 2000 and 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended, and for the period July 13, 1999 (Date of Inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestige Jewelry, Inc. (A Development Stage Company) as of December 31, 2000 and 1999, and the results of its operations and cash flows for the years then ended, and for the period July 13, 1999 (Date of Inception) to December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                         Prestige Jewelry, Inc.
                     (a Development Stage Company)
                              Balance Sheet


					December 31,	December 31,
					   2000		   1999
					-----------     -----------
Assets

Current assets:
	Cash				$   39,090 	$     3,001
	Due from shareholder		       105 	      3,705
	Inventory			     4,614            4,614
	                                -----------     -----------
		Total current assets	    43,809 	     11,320

Fixed assets, net			     2,293 	      1,865
Web site development, net		    13,292 	     18,612
	                                -----------     -----------
					$   59,394 	$    31,797
					===========     ===========

Liabilities and Stockholders' Equity

Stockholders' equity:
  Common stock, $0.001 par value,
   20,000,000 shares authorized,5,832,467
   5,272,467 shares issued and outstanding
   as of 12/31/00 and 12/31/99,
   respectively			             5,832 	      5,272
  Preferred stock, $0.001 par value,
   5,000,000 shares authorized,
   no shares issued or outstanding	        -                 -
  Additional paid-in capital    	   116,591 	     61,151
  Subscriptions receivable		  (15,975)	         25
  Deficit accumulated during
   development stage			  (47,054)	   (34,651)
   	                                -----------     -----------
				            59,394 	     31,797
	                                -----------     -----------

					$   59,394 	$    31,797
					==========      ===========



                 The accompanying notes are an integral part of
                           these financial statements

                               Prestige Jewelry, Inc.
                           (a Development Stage Company)
                              Statement of Operations



			   For the years ended	       July 13, 1999
			 --------------------------    (Inception) to
			 December       December 31,	December 31,
			   2000		   1999		    2000
			 ----------     -----------     -------------


Revenue			$       - 	$	  - 	$	    -
			 ----------     -----------     -------------

Expenses:
  General administrative
    expenses		     6,628 	     34,133 	       40,761
  Depreciation	             5,775 		518 	        6,293
  			 ----------     -----------     -------------
	Total expenses	    12,403 	     34,651 	       47,054
			 ----------     -----------     -------------
Net loss		$  (12,403)	$  (34,651)	$    (47,054)
			 ==========     ===========     =============

Weighted average
 number of common
 shares outstanding	  5,193,144 	  4,854,505 	    5,193,144
			 ==========     ===========     =============

Net loss per share	$    (0.00)	$    (0.01)	$      (0.01)
			 ==========     ===========     =============


                 The accompanying notes are an integral part of
                           these financial statements

                             Prestige Jewelry, Inc.
                        (a Development Stage Company)
                  Statement of Changes in Stockholders' Equity



						Deficit
					      Accumulated
	   Common Stock	             Additional  During	    Total
	----------------Subscriptions Paid-in Developmnt.Stockholders
	 Shares      Amount Receivable Capital   Stage      Equity
	 ----------- ------ -------- --------- --------- ------------

August 1999
 Founders
 shares    4,000,000 $4,000 $      -  $      - $       -  $	4,000

November 1999
 Rule 504
 offering  1,272,467  1,272 	  25 	61,151 		       62,448

Net loss
 July 13, 1999
 (inception) to
 December 31,
 1999 		 	                        (34,650)     (34,650)
	 ----------- ------ -------- --------- --------- ------------

Balance,
 12/31/99  5,272,467 $5,272 $	  25  $	61,151 $(34,650) $     31,798

December 2000
 Rule 505
 offering    560,000 	560 (16,000)	55,440 		       40,000

Net loss
 January 1, 2000 to
 December 31, 2000				(12,403)     (12,403)

	 ----------- ------ -------- --------- --------- ------------
Balance,
 12/31/
 2000      5,832,467 $5,832$(15,975) $ 116,591 $(47,053) $     59,395
	 =========== ====== ======== ========= ========= ============


                 The accompanying notes are an integral part of
                           these financial statements

                            Prestige Jewelry, Inc.
                         (a Development Stage Company)
                            Statement of Cash Flows



				For the years ended	July 13, 1999
			    --------------------------	(Inception)to
			     December 31,  December 31,	December 31,
				 2000	      1999	   2000
			    ------------   -----------  -------------
Cash flows from operating
activities

 Net loss		    $   (12,403)  $   (34,651)	$    (47,054)

 Adjustments to reconcile net
 loss to net cash used by

   operating activities

   Shares issued for services	       -        10,178         10,178

   Depreciation			   5,774 	   518 	        6,292

   (Increase)/decrease in due
   from shareholder                3,600        (3,705)		(105)

   (Increase) in inventory	       - 	(4,614)	      (4,614)
  			    ------------   ------------  ------------
Net cash used by operating
activities			 (3,029)       (32,274)      (35,303)
 			    ------------   ------------  ------------

Cash flows from investing
activities

   Purchase of fixed assets	   (882)	(1,895)	      (2,777)

   Web site development		      -        (19,100)	     (19,100)
  			    ------------   ------------  ------------
Net cash used by
investing activities		   (882)       (20,995)	     (21,877)
 			    ------------   ------------  ------------

Cash flows from financing
activities

  Issuances of common stock       56,000         56,245       112,245

  Increase in subscriptions
  receivable	                (16,000)             25      (15,975)
   			    ------------   ------------  ------------
Net cash provided by financing
activities			  40,000         56,270        96,270
 			    ------------   ------------  ------------

Net increase in cash	          36,089 	  3,001        39,090
Cash - beginning		   3,001 	      -             -
 			    ------------   ------------  ------------
Cash - ending		   $      39,090   $	  3,001 $      39,090
 			    ============   ============  ============

Supplemental disclosures:
	Interest paid	   $	      -    $	     - 	$           -
 			    ============   ============  ============
	Income taxes paid  $	      -    $	     - 	$	    -
 			    ============   ============  ============
Non-cash transactions:
	Stock issued for
	services provided  $          -    $ 	 10,178 $      10,178
 			    ============   ============  ============
	Number of shares
	issued for services           - 	203,567       203,567
 			    ============   ============  ============


                 The accompanying notes are an integral part of
                           these financial statements

                       Prestige Jewelry, Inc.
                   (a Development Stage Company)
                               Notes


Note 1 - History and organization of the company

The Company was organized July 13, 1999 (Date of Inception) under the laws of the State of Nevada, as Prestige Jewelry, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Accounting method
-----------------
 The Company reports income and expenses on the accrual method.

Estimates
---------
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
-------------------------
 The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 2000 and 1999.

Reporting on the costs of start-up activities
---------------------------------------------
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
--------------
 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of December 31, 2000 and 1999, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
---------
 The  Company has not yet adopted any policy regarding  payment  of
 dividends.   No  dividends  have  been  paid  or  declared   since
 inception.

Equipment
---------
 The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight-line method of depreciation based on the following estimated useful lives:

                    Equipment                          5 years

Website
-------
 Website development costs are amortized over 60 months.

Year end
--------
 The Company has adopted December 31 as its fiscal year end.

                      Prestige Jewelry, Inc.
                   (a Development Stage Company)
                               Notes


Note 3 - Income taxes

Income  taxes  are  provided  for using  the  liability  method  of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. There is no provision for income taxes for the years ended December 31, 2000 and 1999 due to net losses.

Note 4 - Stockholder's equity

The Company is authorized to issue 5,000,000 shares of it $0.001 par value preferred stock and 20,000,000 shares of its $0.001 par value common stock.

During August 1999, the Company issued 4,000,000 shares of its $0.001 par value common stock to two of its founders and directors valued at $4,000. Of the total, $4,000 is common stock, and there is no additional paid-in capital.

During November 1999, the Company issued 1,272,467 of its $.001 par value common stock for total cash and services of $62,423 (net of offering costs) pursuant to a Rule 504 of the SEC 1933 Securities Act offering. Of the total, $1,272 is considered common stock, and $61,151 is considered additional paid-in capital. The Company owes $25 to an investor for refund of a subscription to stock, which has been categorized as subscription payable.

During December 2000, the Company issued $560,000 shares of its $.001 par value common stock for total cash of $56,000 (of which $40,000 had been received by December 31, 2000) pursuant to a Regulation D, Rule 505 of the SEC 1933 Securities Act, offering. The remaining $16,000 is considered Subscriptions Receivable.

There have been no other issuances of preferred or common stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company intends to raise funds via future securities offering. If the securities offerings do not raise sufficient capital, it would be unlikely for the Company to continue as a going concern.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The
Company has not formulated a policy for the resolution of such conflicts.

Note 6 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

                      Prestige Jewelry, Inc.
                   (a Development Stage Company)
                               Notes


Note 7 - Commitments

The Company leases office space and equipment on a month-to-month basis from its directors at a rate of $300 per month. Total rent expense for the years ended December 31, 2000 and 1999 is $3,600 and $0, respectively.

Note 8 - Related party transactions

On September 16, 1999, the Company loaned $4,000 to a shareholder and director. The terms of the promissory note stipulate repayment in 12 months at a 0% interest rate. $105 remains receivable as of December 31, 2000. The Company has agreed with its officers to exchange rent in lieu of payment for the note (See Note 7 above.)

                             Part III

Item 1.    Index to Exhibits

Exhibit    Name and/or Identification of Exhibit
------------------------------------------------
Number
-------

    3      Articles of Incorporation & By-Laws
              a. Articles of Incorporation of the Company filed
           July 13, 1999
              b. By-Laws of the Company adopted July 16, 1999

   10      Material Contracts
              a. Internet Site Marketing - Agreement for Services

                            SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                      Prestige Jewelry, Inc.
-------------------------------------------------------------------
                           (Registrant)

Date:    March 22, 2001
         ---------------


By:     /s/ Joseph M. Dzierwa

            Joseph M. Dzierwa, President, CEO and Director


By:     /s/ Pamela J. Dzierwa

            Pamela J. Dzierwa, Secretary, Treasurer and Director